Exhibit 99.3

Media Release

Diavik Diamond Mine – development of the A21 pipe

27 November 2014

Rio Tinto, operator of the Diavik Diamond Mine in Canada, has formally approved the development of a fourth pipe, known as A21, at the remote subarctic Diavik mine site.

The A21 pipe development was part of the original mine plan and is estimated to cost US$350 million over four years. The Diavik Joint Venture (Rio Tinto 60 per cent; Dominion Diamond Corporation 40 per cent) has approved the 2015 programme of works and the A21 diamond production is planned for late 2018. The A21 production will provide an important source of incremental supply for Diavik, ensuring the continuation of existing production levels.

The A21 kimberlite pipe is located just south of Diavik’s existing mining operations. A21 development will require rockfill dike construction to encircle the ore body located just offshore of existing mining operations at Lac de Gras. Diavik will utilize the same innovative design and engineering technologies used to construct the Diavik mine’s two other dikes that enabled mining of three existing pipes.

Rio Tinto Diamonds & Minerals chief executive Alan Davies said “Our decision to invest in the Diavik A21 project reflects our strong confidence in the diamond sector and in our ability to compete effectively in the industry.”

The Diavik Diamond Mine, located 300 kilometres northeast of Yellowknife, capital of Canada’s Northwest Territories, began production in 2003 and became a fully underground mining operation in 2012. The mine produces predominantly gem-quality diamonds destined for high end jewellery in all major consumer markets around the world.

Diavik Diamond Mines president Marc Cameron said “This is great news for Diavik, but also for the local communities in which we operate where we are committed to delivering economic and social benefits that will endure beyond the life of the Diavik mine.”

Diavik’s ore reserves will be formally updated in the first quarter of 2015. The current mine plan has production ending in 2023.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Communications Manager, Rio Tinto Diamonds

Robyn Ellison

M +61 417 968 359

E  robyn.ellison@riotinto.com

Local Media Relations, Yellowknife, Canada

Doug Ashbury

M +1 867 445 4578

E  doug.ashbury@riotinto.com

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